UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 1-10312

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYNOVUS FINANCIAL CORP. 2011 DIRECTOR STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYNOVUS FINANCIAL CORP.

1111 BAY AVENUE

SUITE 500

COLUMBUS, GEORGIA 31901

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Synovus Financial Corp.

    2011 Director Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the Synovus Financial Corp. 2011 Director Stock Purchase Plan as of December 31, 2015 and 2014, and the related statements of operations and changes in plan equity for each of the years in the three-year period ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2015 and 2014, and the results of its operations and changes in its plan equity for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Atlanta, Georgia

March 30, 2016

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Statements of Financial Condition

December 31, 2015 and 2014

	2015	2014
Assets
Common stock of Synovus Financial Corp., at fair value – 485,988 and 499,054 shares (cost $8,609,029 and $8,278,251) (note 4)	$15,736,300	13,519,382
Contributions receivable	82,416	85,100
Dividends receivable	58,340	50,105

	$15,877,056	13,654,587

Plan Equity
Plan equity (242 and 257 participants)	$15,877,056	13,654,587

See accompanying notes to financial statements.

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Statements of Operations and Changes in Plan Equity

Years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Investment Income:
Dividend Income	$201,970	157,072	167,868
Realized gains on distributions/withdrawals to participants (note 8)	698,004	1,166,251	519,221
Unrealized appreciation (depreciation) of common stock of Synovus Financial Corp. (note 7)	1,886,139	(336,745)	4,274,977

Total investment income	2,786,113	986,578	4,962,066

Contributions (note 6):
Participants	1,006,326	1,076,826	1,114,224
Synovus Financial Corp. and participating subsidiaries and divisions	150,949	162,132	200,540

Total Contributions	1,157,275	1,238,958	1,314,764

Withdrawals by participants – common stock of Synovus Financial Corp., at fair value (60,451, 147,687, and 92,342 shares, respectively) (note 8)	(1,720,919)	(3,528,716)	(1,937,867)

Net increase (decrease) in plan equity	2,222,469	(1,303,180)	4,338,963
Plan equity at beginning of period	13,654,587	14,957,767	10,618,804

Plan equity at end of period	$15,877,056	13,654,587	14,957,767

See accompanying notes to financial statements

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2015, 2014 and 2013

(1)	Description of the Plan

On February 16, 2011, the Board of Directors of Synovus Financial Corp. (Synovus) adopted the Synovus Financial Corp. 2011 Director Stock Purchase Plan (the Plan). The Plan was approved by Synovus’ shareholders on April 27, 2011 and became effective as of June 1, 2011. On June 1, 2011, the plan assets of a predecessor plan, the Synovus Financial Corp. Director Stock Purchase Plan, were rolled over into the Plan. The Plan is designed to enable participating directors of Synovus and its subsidiaries to purchase shares of Synovus common stock at prevailing market prices from contributions made by them and by Synovus, Synovus Bank, and any division of Synovus Bank (the Participating Affiliates).

Synovus serves as the Plan Administrator. The Plan agent is American Stock Transfer & Trust, LLC, hereafter referred to as “Agent.”

Any person who currently serves or in the future is elected to serve as director of Synovus or Synovus Bank or any non-employee who serves as an advisory director or divisional advisory director of any division of Synovus Bank is eligible to participate in the Plan. Participants may contribute to the Plan only through automatic transfers of contributions from their designated demand deposit accounts. Contributions by directors of Synovus Bank or any division of Synovus Bank may not exceed $1,000 per calendar quarter. Contributions by directors of Synovus may not exceed $5,000 per calendar quarter. Matching contributions to the Plan are to be made by the Participating Affiliates in an amount equal to 0% to 50% of each participant’s contribution, with the applicable match to be set from time to time by Synovus’ Board of Directors. The matching contribution through the year ended December 31, 2012 was 50%. Effective February 1, 2013, the Board approved a change to reduce the matching contribution to 15%. The matching contribution for the years ended December 31, 2015 and 2014 was 15%. At any time, Synovus may change the matching contribution without an amendment to the Plan. All contributions to the Plan vest immediately.

The Plan provides, among other things, that all expenses of administering the Plan shall be paid by Synovus. Brokers’ fees, commissions, and other transaction costs incurred in connection with the purchase in the open market of Synovus common stock under the Plan are included in the cost of such stock to each participant.

The Plan maintains an account balance for each participant equal to the number of shares of Synovus common stock purchased on his/her behalf, plus the related investment income or loss. Each participant has the rights and powers of ordinary Synovus shareholders over the shares of common stock held for his or her benefit in the Plan, including the right to vote his or her shares. Each participant will receive cash dividends, stock dividends, stock splits and similar changes in ownership for the shares held in the Plan to the same extent as other ordinary Synovus shareholders.

The Plan provides that all shares must be held for a minimum period of six months, during which the shares cannot be sold, transferred, assigned, pledged, or otherwise disposed of. Subsequent to the six month holding period, the Plan provides that each participant may withdraw at any time all or part of the full number of shares in his or her account balance. The participant may elect to receive the proceeds in the form of shares of common stock of Synovus or in a lump-sum cash distribution.

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2015, 2014 and 2013

The Plan provides that upon termination of participation in the Plan, each former participant will receive, at his or her discretion, (i) the full number of shares of Synovus common stock held on his or her behalf by the Agent, together with a check for any fractional share interest, or (ii) a lump-sum cash distribution for the proceeds of the sale of all shares held on his or her behalf by the Agent.

Participation in the Plan shall automatically terminate upon termination of a participant’s status as a director whether by death, retirement, resignation, or otherwise.

Synovus reserves the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant’s right to the benefit of contributions made by him or her, or the Participating Affiliates prior to the date of such amendment or termination.

Synovus reserves the right to suspend Participating Affiliate contributions to the Plan at anytime.

(2)	Summary of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan’s investment in Synovus common stock is stated at fair value, which is based on the closing price per share of Synovus common stock at year-end obtained by using market quotations on the New York Stock Exchange (NYSE), the principal public exchange market for which such securities are traded. The December 31, 2015 and 2014 fair value was $32.38 and $27.09 per share, respectively.

The Plan’s investment in the common stock of Synovus is exposed to market and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.

The realized gain or loss on distributions to participants is determined by computing the difference between the average cost per share and the fair value per share at the date of the distribution to the participants, less transaction costs.

Purchases and sales of Synovus common stock are reflected on a trade-date basis. Dividend income is accrued on the record date.

Contributions by participants and Participating Affiliates are accounted for on the accrual basis. Withdrawals are accounted for upon distribution. At December 31, 2015 and 2014, Plan investments include 35,199 and 26,941 shares held by 5 and 8 former directors, respectively, who have not yet received distribution as permitted by the terms of the Plan.

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2015, 2014 and 2013

(3)	Reverse Stock Split

On April 24, 2014, at the Synovus 2014 Annual Shareholders’ Meeting (“Annual Meeting”), Synovus’ shareholders approved a proposal authorizing Synovus’ Board of Directors to effect a one-for-seven reverse stock split of Synovus’ common stock. Following the Annual Meeting, Synovus’ Board of Directors authorized the one-for-seven reverse stock split. The reverse stock split became effective on May 16, 2014, and Synovus’ shares of common stock began trading on a post-split basis on the NYSE at the opening of trading on May 19, 2014. All prior periods presented in this Report have been adjusted to reflect the one-for-seven reverse stock split.

(4)	Fair Value Measurements

The Plan determines the fair value of its assets consistent with the provisions of the accounting standard for fair value measurements and disclosures. The accounting standard provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under the accounting standard are described below:

Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 – inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 – inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s investment in Synovus common stock is considered a Level 1 input under the fair value hierarchy.

Management of the Plan also believes that the carrying amount of the receivables is a reasonable approximation of fair value due to their short-term nature.

(5)	Tax Status of the Plan

The Plan is not qualified under Sections 401(a) or 501(a) of the Internal Revenue Code of 1986, as amended. The Plan does not provide for income taxes because any income is taxable to the participants. Participants in the Plan must treat as compensation income their pro rata share of contributions made to the Plan by the Participating Affiliates. Cash dividends paid on Synovus common stock purchased under the Plan will be taxable to the participants on a pro rata basis for Federal and state income tax purposes during the year any such dividend is received by the participant or the Plan. Upon disposition of the Synovus common stock purchased under the Plan, participants must treat any gain or loss as long-term or short-term capital gain or loss depending upon when such disposition occurs.

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2015, 2014 and 2013

(6)	Contributions

Contributions by Participating Affiliates and by participants for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015
Participating affiliates	Participants	Participating affiliates
Synovus Financial Corp.	$141,333	21,200
Synovus Bank	864,993	129,749

Total contributions	$1,006,326	150,949

	2014
Participating affiliates	Participants	Participating affiliates
Synovus Financial Corp.	$174,833	26,283
Synovus Bank	901,993	135,849

Total contributions	$1,076,826	162,132

	2013
Participating affiliates	Participants	Participating affiliates
Synovus Financial Corp.	$151,000	22,650
Synovus Bank	963,224	177,890

Total contributions	$1,114,224	200,540

(7)	Unrealized Appreciation (Depreciation) in Common Stock of Synovus Financial Corp.

Changes in unrealized appreciation (depreciation) in Synovus common stock for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
Unrealized appreciation at beginning of year	$5,241,131	5,577,876	1,302,899
Unrealized appreciation at end of year	7,127,270	5,241,131	5,577,876

Total change in unrealized appreciation (depreciation)	$1,886,139	(336,745)	4,274,977

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2015, 2014 and 2013

(8)	Realized Gains on Distributions/Withdrawals to Participants

The realized gains on distributions/withdrawals to participants for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
Fair value at date of distribution or withdrawal of shares of Synovus common stock	$1,720,919	3,528,716	1,937,867
Less cost (computed on an average cost basis) of shares of Synovus common stock distributed or redeemed	1,022,915	2,362,465	1,418,646

Total realized gains	$698,004	1,166,251	519,221

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Synovus Financial Corp., as administrator of the Synovus Financial Corp. 2011 Director Stock Purchase Plan, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNOVUS FINANCIAL CORP. 2011 DIRECTOR STOCK PURCHASE PLAN

BY: SYNOVUS FINANCIAL CORP., AS PLAN ADMINISTRATOR

March 30, 2016	By:	/s/ Allan E. Kamensky
Allan E. Kamensky
Executive Vice President, General Counsel and Secretary